VIA EDGAR

December 15, 2020

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	908 Devices Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-250954

Requested Date:         December 17, 2020

Requested Time:        4:00 p.m. Eastern Standard Time

Dear Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 908 Devices Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 17, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Evyn W. Rabinowitz at (212) 459-7146. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Evyn W. Rabinowitz, by email at ERabinowitz@goodwinlaw.com.

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If you have any questions regarding this request, please contact Evyn W. Rabinowitz of Goodwin Procter LLP at (212) 459-7146.

Sincerely,

908 Devices INC.

/s/ Kevin J. Knopp
Kevin J. Knopp
Chief Executive Officer and Director

cc:	Joseph H. Griffith IV, Chief Financial Officer, 908 Devices Inc.

Michael S. Turner, Vice President, General Counsel, 908 Devices, Inc.

Michael J. Minahan, Esq., Goodwin Procter LLP

[Signature Page to Acceleration Request]